SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C.  20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For the month of November 2005

COMMISSION FILE No. 1-8887

TransCanada PipeLines Limited

(Translation of Registrant’s Name into English)

450 – 1 Street S.W., Calgary, Alberta, T2P 5H1, Canada

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F

Form 20-F	☐	Form 40-F	☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T
Rule 101(b)(1): ☐

Indicated by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T
Rule 101(b)(7): ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	☐	No	☒

I

The documents listed below in this Section and filed as Exhibits 13.1 to 13.3 and 99.1 to this Form 6-K are hereby filed with the Securities and Exchange Commission for the purpose of being and hereby are incorporated by reference into Registration Statement on Form F-9 (Reg. No. 333-121265) under the Securities Act of 1933, as amended.

13.1                           Management’s Discussion and Analysis of Financial Condition and Results of Operations of the registrant as at and for the period ended September 30, 2005.

13.2                           Consolidated comparative interim unaudited financial statements of the registrant for the period ended September 30, 2005 (included in the registrant’s Third Quarter 2005 Quarterly Report).

13.3                           U.S. GAAP reconciliation of the consolidated comparative interim unaudited financial statements of the registrant contained in the registrant’s Third Quarter 2005 Quarterly Report.

99.1                           Schedule of earnings coverage calculations at September 30, 2005.

II

The document listed below in this Section and in the Exhibit Index to this Form 6-K is hereby filed with the Securities and Exchange Commission.

99.2                           Comfort letter of KPMG LLP dated November 2, 2005.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TRANSCANADA PIPELINES LIMITED

By:	/s/ Russell K. Girling
Russell K. Girling
Executive Vice-President, Corporate Development and Chief Financial Officer

By:	/s/ Lee G. Hobbs
Lee G. Hobbs
Vice-President and Controller

November 2, 2005

EXHIBIT INDEX

13.1                           Management’s Discussion and Analysis of Financial Condition and Results of Operations of the registrant as at and for the period ended September 30, 2005.

13.2                           Consolidated comparative interim unaudited financial statements of the registrant for the period ended September 30, 2005 (included in the registrant’s Third Quarter 2005 Quarterly Report).

13.3                           U.S. GAAP reconciliation of the consolidated comparative interim unaudited financial statements of the registrant contained in the registrant’s Third Quarter 2005 Quarterly Report.

31.1                           Certification of Chief Executive Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.

31.2                           Certification of Chief Financial Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.

32.1                           Certification of Chief Executive Officer regarding Periodic Report containing Financial Statements.

32.2                           Certification of Chief Financial Officer regarding Periodic Report containing Financial Statements.

99.1                           Schedule of earnings coverage calculations at September 30, 2005.

99.2                           Comfort letter of KPMG LLP dated November 2, 2005.